UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

FORMATION MINERALS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

81726B108
(CUSIP Number)

Tsz King (Clarence) Chan 21C Block 1 The Leighton Happy Valley Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 81726B108	SCHEDULE 13D/A	Page 1 of 6

1	name of reporting person Tsz King (Clarence) Chan
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	sec use only
4	source of funds* PF, OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Hong Kong, China
number of shares beneficially owned by each reporting person with	7	sole voting power 10,881,000
	8	shared voting power 4,124,250
	9	sole dispositive power 10,881,000
	10	shared dispositive power 4,124,250
11	aggregate amount beneficially owned by each reporting person 15,005,250
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 15.86% (1)
14	type of reporting person* IN

*	SEE INSTRUCTIONS

(1) Percentage is based on 94,612,508 shares of common stock, par value $0.01 per share (“Common Stock”) of Formation Minerals, Inc., a Nevada corporation, formerly known as SensaSure Technologies Inc. (the “Issuer”), issued and outstanding on October 7, 2024, based on information provided by the Issuer.

CUSIP No. 81726B108	SCHEDULE 13D/A	Page 2 of 6

1	name of reporting person Horizon Private Fund Limited
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	sec use only
4	source of funds* WC, OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Singapore
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 4,124,250
	9	sole dispositive power 0
	10	shared dispositive power 4,124,250
11	aggregate amount beneficially owned by each reporting person 4,124,250
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 4.36%(1)
14	type of reporting person* OO

(1) Percentage is based on 94,612,508 shares of Common Stock issued and outstanding on October 7, 2024, based on information provided by the Issuer.

CUSIP No. 81726B108	SCHEDULE 13D/A	Page 3 of 6

This Amendment No.1 to Schedule 13D (this “Amendment No. 1”) is being filed by Tsz King (Clarence) Chan (“Mr. Chan”) and Horizon Private Fund Limited (“Horizon”, together the “Reporting Persons”) with respect to the shares of common stock, par value $0.01 per share (“Common Stock”) of Formation Minerals, Inc., a Nevada corporation (the “Issuer”). This Amendment No. 1 amends and supplements or restates, as applicable, the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 2, 2024 (the “Original Schedule 13D” and together with this Amendment No.1, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 1. Security and Issuer.

This 13D relates to the shares of Common Stock. The Issuer’s principal executive offices are located at P.O. Box 67, Jacksboro, Texas 76458.

Item 2. Identity and Background.

“Item 2. Identity and Background” of the Original Schedule 13D is not being amended by this Amendment No. 1.

Item 3. Source or Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” of the Original Schedule 13D is hereby amended to include the following:

On October 4, 2024, the Issuer issued 366,250 shares of Common Stock to Horizon, pursuant to that certain conversion and subscription agreement (the "Conversion Agreement"), dated as of October 4, 2024, by and between Horizon and the Issuer, in full satisfaction of certain loans and advances made to the Issuer in an aggregate amount of $14,650, at a conversion price of $0.04 per share.

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Original Schedule 13D is hereby amended to include the following:

Pursuant to the Conversion Agreement, Horizon received 366,250 shares of Common Stock, at a conversion price of 0.04, in full satisfaction of the indebtedness owed by the Issuer. Horizon holds such shares for investment purposes.

CUSIP No. 81726B108	SCHEDULE 13D/A	Page 4 of 6

Item 5. Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Amendment No. 1, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 94,612,508 shares of Common Stock issued and outstanding as of October 7, 2024, based on information provided by the Issuer. Mr. Chan serves as the sole director, officer and beneficial owner of Horizon and, accordingly, Mr. Chan may also be deemed to beneficially own the shares of Common Stock held directly by Horizon.

Reporting Person	Amount Held Directly	Percent of Class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Mr. Chan	10,881,000	11.50%	10,881,000		10,881,000
Horizon	4,124,250	4.36%	0		4,124,250

(c)	Except as described in this Amendment No. 1, the Reporting Persons have not engaged in any transaction with respect to the Common Stock of the Issuer during the sixty days prior to the date of filing this Amendment No. 1.

(d)	To the knowledge of the Reporting Persons, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons as reported in this Amendment No. 1.

(e)	Not applicable.

CUSIP No. 81726B108	SCHEDULE 13D/A	Page 5 of 6

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Original Schedule 13D is hereby amended to include the following:

Pursuant to the Conversion Agreement, Horizon received 366,250 shares of Common Stock, at a conversion price of 0.04 in full satisfaction of the indebtedness owed by the Issuer.

Item 7. Material to be filed as Exhibits.

 “Item 7. Material to be filed as Exhibits” of the Original Schedule 13D is hereby amended to include the following:

Exhibit	Description
99.3	Form of Conversion and Subscription Agreement, dated as of October 4, 2024, by and between Formation Minerals, Inc. and certain stockholders (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 8, 2024).

CUSIP No. 81726B108	SCHEDULE 13D/A	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2024	TSZ KING (CLARENCE) CHAN

/s/ Tsz King (Clarence) Chan

HORIZON PRIVATE FUND LIMITED

	By:	/s/ Tsz King (Clarence) Chan
Tsz King (Clarence) Chan
Authorized Signatory